AB 3/4

[redacted]

15046737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 28646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Freimark Blair & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Park Way - 3rd Floor
(No. and Street)

Upper Saddle River (City) NJ (State) 07458 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald H. Freimark (201) 760-0080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates, LLC
(Name – *if individual, state last, first, middle name*)

27 Beach Road, Suite C05A (Address) Monmouth Beach (City) NJ (State) 07750 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald H. Freimark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freimark Blair & Company, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: Donald H. Freimark, Chairman of Freimark Blair & Company, Inc. is a Director of Trans-National Research Corporation, a geo-political research corporation. Mr. Freimark's wife, Lucille Amato is 100% owner of Trans-National Research Corp. and Global Assessments. Global Assessments is General Partner of Free Market Capital, L.P. and Short Term Equity Trading L.P. Mr. Freimark is a minority investor in Free Market Capital L.P.

Signature

Chairman

Title

DANIEL E. SCHIMELPFENIG
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 9/22/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders
Freimark, Blair & Co., Inc.

We have audited the accompanying financial statements of Freimark, Blair & Co., Inc., which comprise the balance sheet at December 31, 2014 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freimark, Blair & Co., Inc. as of December 31, 2014 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 21, 2015

Freimark, Blair & Co., Inc.
Balance Sheet
As of December 31, 2014

ASSETS

Current assets:	
Cash & cash equivalents	$3,060,440
Securities owned at market	71,940
Prepaid expenses	9,372
Other receivable	7,129
Total Current Assets	$3,148,881
Total Assets	$3,148,881

LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$35,889
Total Current Liabilities	$35,889
Shareholder's Equity:	
Class A voting common stock, no par value, authorized 2,000 shares issued and outstanding, 1,000 shares	$50,000
Class B non-voting common stock, no par value, authorized 400 shares issued and outstanding, 25 shares	2,500
Preferred stock, 5% non-cumulative, $1,000 par value, authorized 100 shares none issued and outstanding	0
Less treasury stock at cost	(114,646)
Retained earnings	3,175,138
Total Shareholder's Equity	3,112,992
Total Liabilities & Shareholder's Equity	$3,148,881

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Statement of Operations
For the Year Ended December 31, 2014

Commission revenues	$919,215
Commission & execution expenses	(211,108)
Trading revenues	2,399,858
Net revenues	$3,107,965
General and administrative expenses:	
Salaries & consulting	$1,106,070
General administration	1,973,508
Total general and administrative expenses	3,079,578
Income from operations	$28,387
Other income:	
Interest income	331
Dividend income	870
Other income	31,009
Net income before income tax provision	$60,597
Provision for income taxes	(2,050)
Net income	$58,547

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating activities:	
Net income	$58,547
Changes in other operating assets and liabilities:	
Prepaid expenses	(848)
Other receivable	(7,129)
Accounts payable & accrued expenses	(90,877)
Net cash used by operations	($40,307)
Investing activities	
Securities purchased	($12,240)
Net cash used by investing activities	(12,240)
Net decrease in cash during the fiscal year	($52,547)
Cash at December 31, 2013	3,112,987
Cash at December 31, 2014	$3,060,440
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$5,708
Income taxes paid during the fiscal year	$2,043

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2014

	Common A and Common B Stock	Treasury Stock	Retained Earnings	Total
Balance at December 31, 2013	$52,500	($114,646)	$3,116,591	$3,054,445
Net income for the fiscal year			58,547	58,547
Balance at December 31, 2014	$52,500	($114,646)	$3,175,138	$3,112,992

Please see the notes to the financial statements.

Freimark, Blair & Co., Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2014

1. Organization

Freimark, Blair & Co., Inc. (the Company) is a privately held corporation formed in New York in 1982 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. Through its clearing broker, the Company clears securities transactions on a fully disclosed basis for its clients and trades for its own account.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Commission revenues and related fees are recorded on a settlement date basis and the Company is reasonably assured of their collection. Realized gains and losses from trading revenues are recorded on the trade date. Open positions are marked to the market using the closing settlement process of the open positions at the report date.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements, other than the statutory minimum taxes due for S corporations.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The Company's securities investment is a Level 1 investment at December 31, 2014.

Cash, deposits with clearing brokers, securities at fair value, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2014 because of their short term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

5. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $100,000 or 6 2/3% of aggregate indebtedness, whichever is larger. The computation of net capital computation for the Company is as follows.

CREDIT:	
Shareholders' equity	$3,112,992
DEBITS:	
Nonallowable assets:	16,501
NET CAPITAL	$3,096,491
Haircut on securities and money market funds	28,426
ADJUSTED NET CAPITAL	$3,068,065
Minimum requirements of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater.	100,000
EXCESS NET CAPITAL	$2,968,065
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$35,889
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.16%
Excess net capital previously reported	$2,968,065
Audit adjustments	0
Excess net capital per this report	$2,968,065

6. Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk are its cash deposits with clearing brokers, which are uninsured. If the clearing broker becomes insolvent, the Company's assets at the clearing broker could become impaired.

The Company, from time to time, maintains deposits at banks which are in excess of insured amounts.

7. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	$60,597
State Income Tax	
NY - Statutory minimum	$25
NJ - Statutory minimum based on gross revenues	$2,000
SC - Statutory minimum	$25
Federal Income Tax	
S-Corporation - disregarded entity	$0
Provision for Income Taxes;	$2,050

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2014 through the date of this report and found no material subsequent events reportable during this period.

Freimark, Blair & Co., Inc.
One Park Way- 3rd Floor
Upper Saddle River, NJ 07458

December 31, 2014

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Freimark, Blair & Co, Inc. is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(ii) of SEC Rule 15c3-3 (the "exemption provisions").

Freimark, Blair & Co, Inc. met the identified provision throughout the most recent fiscal year as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers, with one exception. During the month of October 2014 interest was paid on a customer bond while the bond was in transfer. The clearing firm deposited the payment into a Freimark Blair & Co., Inc. proprietary account in error. The error was immediately discovered and the monies were correctly deposited into the customer account.

Thank you.

Donald Freimark
Chairman

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which Freimark, Blair & Co, Inc. identified the provisions of SEC Rule 15c3-3 paragraph k(2)(ii) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of SEC Rule 15c3-3.

Donahue Associates LLC
Monmouth Beach, N.J.
February 21, 2015